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INVEST IN **TECH & FLOW, INC**

# An innovative financial planning experience to help you reach your first $250K!

LEAD INVESTOR



**Max Thedy**

I chose to invest in Tech & Flow because of their mission to provide financial literacy for all. The financial gap in the US is becoming much wider and people are developing financial stress with current economic conditions. They will look for avenues to become more sound in making financial decisions. With a lack of financial education currently available today, there is now a possibility to provide a meaningful way with digital tools to give everyone access and build a way to financial freedom!

**Invested $5,000 this round**

techflowventures.com St. Petersburg FL

Technology | Fintech & Finance | B2C | Minority Founder | Mobile Apps

# Highlights

1. 🤬 80% of adults express desire for financial literacy and feel taken advantage of
2. 👊 We make financial education simple to understand for the people who need it the most
3. 💰 We have generated more than $160K of revenue
4. 🚀 We have built a dream team that we believe is capable of scaling the company to 9+ figures.
5. 💪 We are building the future of financial planning
6. 💭 We believe that financial education x digital tools x financial coaching = financial flow

---

# Our Team



### Xaviar Gray Founder & CEO

A serial entrepreneur Xaviar has been working since he was 12. His desire to help people develop is unmatched. After 10 years working in the financial sector he is on a mission to create the education & resources necessary to bridge the wealth gap.

> I was tired of working for a Broker-Dealer that incentivized insurance premiums and AUM over financial education or the success of the client. Financial advice and education should be accessible to those that need it the most - lower income & individuals with lower financial literacy.



### Bryan Dennstedt CTO

Bryan founded a tech company that was acquired in 2019 for $50M. He launched his tech career at IBM where he spent 10 years. He has been a CTO for more than 20 years.



**Boris Miljkovic** Lead Developer

**Marko Stankovic**

**Chris Toma**



**Susan Andrews** Client Success Manager

# Pitch

Tech & Flow was born from 10+ years of planning...

One hot summer day I was 17 years old, living in the Maryland area at the time, but was in Harrisburg, PA for the day walking along the Riverwalk. During this time I was questioning my life... wondering what *"I was going to do when I grew up"*... I knew that I liked people, I enjoyed studying economics, I wanted to learn how to be better with money & investing (unlike I was taught), and that I liked the ability to control my income & schedule. So in the moment I decided that the Financial Services world was for me!

I joined an internship with a top 10 internship program, was top 100 out of a

couple thousand interns and away my career went. Shortly after joining I launched a basketball company, I worked with a couple hundred athletes, ran a league that NBA players played in. I bounced around a couple other financial firms only to end at the firm I started with.

I spent 4 years building a Financial Planning practice only to realize I could do more and serve my community if I were to make the jump and start my own company. During the 4 years I built my practice I ended up working with a number of Software Engineers who became my best clients and friends. It was then that I realized technology was the answer.


Tech &Flow
Building an innovative Financial Planning experience designed to help our community reach their first $250K
Investor pitch deck

The problems we are looking to solve:

**The US ranks 14th in the world for Financial Literacy**

1. **The average consumer in the US has poor money making habits** that has led to ~35% of people to not be able to cover a $400 unexpected expense and total consumer debt to increase to ~$16.2T.

2. **Financial Advisors aren't incentivized to educate clients.** Instead they are compensated for the sale of insurance products or investment management with the best advice often reserved for clients with $250K+ AUM.

3. **Consumers lack financial education.** According to a survey completed by the National Financial Educators Council lack of financial literacy is costing the average consumer ~$1,389/year and 6 in 10 people state they are financially stressed.

4. **The wealth gap continues to widen.** As of the end of 2021 the top 10% of people owned ~76% of the total share wealth worldwide.


Problems Nowadays
1
Average consumer has poor money management habits
~35% of people could not cover a $400 unexpected expense
2
Financial Advisors aren't incentivized to educate clients
Instead are compensated for the sale of a insurance products or investment management with the best advice often reserved for clients with $250K+ AUM
3
Consumers lack financial education
Lack of financial literacy is costing the average consumer ~$1,389/ year and 6 in 10 people state they are financially stressed
4
Consumer debts at an all time high
Total consumer debt increased to ~$16.2T with credit card debts totaling ~$800B and will pay an average of $160K of interest over their lifetime
https://bankingjournal.aba.com/2022/06/lack-of-financial-literacy-costing-consumers-but-banks-can-help/

Now if you have studied economics or finance for any length of time you would know that these aren't new problems. So why are we motivated to fix them now?

**We are in a Financial Revolution!**

- In 2020 & 2021 there were more people opened investment accounts than

ever before.

- Of these new accounts ~66% of the people have never had an investment account.
- These people also tended to be younger, earn lower incomes, and were more racially/ethnically diverse.
- Gone are the days of a person working 40+ years for a company and then retiring in their late 60s or 70s. **People want to retire sooner.**
- Consumer demand for financial education is at an all time high. **~80% of adults state they wish they had learned financial literacy in school.**


Why Now?
80%
Adults express desire for financial literacy and feel taken advantage of due to their lack of knowledge
76%
The top 10 of people own 76% of the total share of wealth which presents a major economic problem
2020 - 2021
More brokerage accounts opened than ever before. 60% were first time account holders
https://bankingjournal.aba.com/2022/06/lack-of-financial-literacy-costing-consumers-but-banks-can-help/
https://www.finrafoundation.org/sites/finrafoundation/files/investing-2020-new-accounts-and-the-people-who-opened-them_1_0.pdf

**Our Solution** is to develop an innovative financial planning experience that educates the user and provides the user with the actionable steps to change their financial position for good.

We also understand that human nature is to seek **entertainment**, the **easiest path** and **instant gratification**. Making good financial decisions often does none of those. So we took it a step further and decided that to change this we need to

make financial planning & the path to learning easier, relatable & create instant results. With our unique gamification model we feel that we can achieve this objective.


Meet Flow - an innovative financial planning app
Watch later
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WELLS FARGO
Bank of America
Dashboard
Hi James,
Credit Card Debt
$50
New House Down Paym...
$450
Emergency Fund
$200
Track your progress towards your objectives in one easy tool.
Emergency Fund
Personal objective
$200
Monthly
Completed
$10.000/$10.000
100%
Watch on YouTube

**Although our company is still young we have already had big wins!**

1. People are talking about us.

- Check us out in the St. Pete Catalyst

2. Our subscription revenue is up 700%+ YTD.

3. Our agency revenue is up 250%+ YTD

4. Our users have positive ratings for us!

- Check out our Google Profile here

5. We are well on our way to our MVP (Minimum Viable Product).

6. Our B2B solution is proving to be a good fit.


Company Traction
700%
User subscriptions (YOY)
250%+
Agency Revenue (YOY)
$100K+
Revenue in 1st year
31%
Complete with our Friends & Family round
Subscriptions
Agency
March 2023
Projected date for completed MVP
Press is talking
St. Pete startup offers innovative financial academy
Discover your Financial Flow – Tech & Flow Ventures

> *Forward-looking financials are projections and not guaranteed.*

I am sure by now you can tell that we are passionate about what we do. I'm sure that you can also understand and relate to the problem we are seeking to solve. Now you might be thinking who are these people serving?

**There are ~166M Americans under 40 in the US = ~51% of the population**

Of these 166M Americans roughly 78% of them are currently using FinTech apps to interact with their money. Some of the notable companies we will address in the following slides that will better paint a picture of our industry landscape.

With our focus on our community we feel that we can reasonably capture 400K Users each paying $9.99/Month = ~$4M/MRR (Monthly Recurring Revenue). This is not considering additional revenue outside of subscription revenue.


Market Opportunity
166M Americans under 40 account for 50.9% of population -CNN



Total Available Market
129M = 78% of Americans under 40
Prefer to interact with their finances digitally and are using FinTech apps.
Serviceable Addressable Market
~40M = 32% of Americans under 40
Have apps like Robinhood, Chime, Coinbase, Mint, etc
Serviceable Obtainable Market
400K Users = $4M (MRR)
Projected to achieve in 5 - 7 years

We understand that we can't help everyone. But we have a proven track record in our community. We have designed our solutions with them in mind.

🏆 Athletes

🎭 Creatives

💻 Techies

**Furthermore, many of the people in our community have the following challenges:**

1. Struggle with saving money & managing cash flow.

2. Seek rewards or gamification elements from the merchants they do business with.

3. Have less than $250K liquid.

4. Focused on maximizing earning potential.

5. Would like to "retire" sooner than the age 65 status quo.

6. Feel taken advantage of due to lack of financial knowledge.

7. Would like to be connected to a community of like-minded individuals.

**Can you or someone you care for relate to being one of these people? If so, we are building a solution that will take you from paycheck-to-paycheck to scaling a million dollar entity.**


Our Community
Athletes, Creatives, Techies
• Have less than $250K in Liquid Net Worth
• Struggle with saving money & managing cash flow
• Seek rewards or gamification from merchants they do business with
• Focused on maximizing earning potential
• Would like to "retire" sooner
• Likely a young professional between the age of 18 - 40
• Feeling taken advantage of due to lack of financial knowledge
• Want to be connected to community with of like-minded people
adidas
Pitch Deck By
Tech & Flow Ventures, Inc.
Strictly Confidential, For Recipient Only

We offer a solution that combines the resources that a business owner would need to attract & retain key talent with what an individual needs to change their financial life forever.

1. Building a company solely on subscriptions can be risky.

2. We also understand that once users are empowered and have knowledge they will want to take action.

3. Lastly, acquiring one user at a time with a lifetime value of ~$150 isn't efficient.

Considering these statements we have multiple streams of revenue and are able to retain the value of each user by offering additional solutions as their needs change.


Business Model
Potential Exit: 5-7 Years
App Subscription
1
User Subscribes to Flow™ App
$9.99/Month
Agency / RIA Revenue
2
User wants to purchase other financial products or services
Make $ on the referral/sale
SAAS Subscription
3
User add-ons include coaching & further education
$9.99 - $200.00 / Month

> *Forward-looking financials are projections and not guaranteed.*

We aren't blind to how competitive our industry is however we feel we have a unique offering.

1. There aren't many financial solutions designed to help the low-income or minority communities.

2. There isn't a solution that blends Investing/Wealth Building with Money Management Tools & Financial Education.

3. We have designed our solution to solve our communities challenges. Starting with education that will enable our users to get to their first $250K of Liquid Net Worth.

4. In the web3 era solutions that provide tokens, rewards, gamification are yielding the most success with millennials. (These are the next leaders in society)


Competitive Landscape
Education & Empowerment
knowledge, rewards


Investopedia
coinbase
Debt & Money Management
habits, tracking, retrospective
Wealth Building & Investing
access, innovative, prospective
Tech & Flow
intuit mint
ally
Robinhood
Truebill
wealthfront

As a potential investor you want to know that we are doing everything in our power to make the company grow and in return your money. We have developed a 4 pronged attack to positioning our solution to as many people.

1. **Community** - we have a community of ~40 users in our slack channel. The community is designed to allow users to share ideas with us, with each other and provide support to our users from our expert partners.

2. **Financial Wellness Program** - we have partnered with a business consulting firm to develop an employee benefits solution using our IP (Intellectual Property). This firm is helping us create a game that can be tailored to each company that will boost employee retention, engagement and produce a valuable form of non-monetary compensation.

3. **Coach/Advisor Channel** - part of our business model is having coaches/advisors to be able to supplement the resources we provide through Flow App & Financial Academy. Our coaches/advisors are often the first line of communication directly with the user and represent the majority of our sales to date.

4. **Crowd Investing/Email** - enable early adopters to be incentivized for purchasing our solutions and reap the benefits of our success. We currently have a list of ~2,000 emails who have subscribed. We are focused on building this

a list of ~2,000 emails who have subscribed. We are focused on building this database.



Go To Market
Launch
Growth
Maturity
Community & Word of Mouth
Direct Email
Opt-In/Opt-Out Lists
Employers/Organizations
Colleges & Schools
Coach/Advisor
Other Financial Products/Services
Upsell on Subscriptions
Social Media
Organic Content Views
Paid Product
SEO
Organic Search
Blog & Podcast
Optimisation Mark Up
PR
Buzz Marketing
News Outlets
Other Blogs & Bodcasts
Financial Wellness
Company Benefit Program
Workshops

We have a strong team! Collectively our team has more than 50 years of business, marketing, legal & technology experience. **We believe are equipped to scale this company well beyond an 9-figure valuation (although that's not guaranteed).**



Our Fearless Team
Xaviar Gray
Founder & Chief Financial Officer
After 10 years in Financial Services Xaviar founded Tech & Flow. His passion for coaching drives everything he does.
Kevin Lonzo
General Counsel
Managing Partner at Lonzo Law Kevin brings 7+ years of Business Law experience.
Bryan Dennstedt
Chief Technology Officer
20+ years in Tech industry with 15 of those years in CTO roles Bryan will oversee Boris and his team
Boris Miljkovic
Product Designer
Boris brings 10 years experience in leading development teams on projects with similar scope of work.

**Marko Stankovic**
*Tech Lead & Software Engineer*

Full stack developer with more than 10 years in the industry.

**Susan Andrews**
*Client Success Manager*

Susan is the lifeline of our agency. She brings 40+ years of customer service and back office experience.

## Advisors & Board of Directors



**Jason Bryant**
*Corporate Marketing*

As a C-Suite Executive with New York Life Jason brings years of financial services industry experience to our team and will assist with our marketing strategies.



**Cherrise Wilks**
*Govt. Contracting*

Cherrise has worked in government contracting & fundraising for more than 15 years. She is pivotal in revealing opportunities for our organization.



**Derek Jones**
*Technology & DeFi*

As the Founder of UnitedCoin Derek has been in the start-up crypto space since 2017. He offers a vast network & technology advice that will be a key to our success.

Your investment will allow us to achieve our first deadline of launching our MVP (Minimum Viable Product) in May 2023. During this time contributors to this campaign and our existing clients will have access to the application to help us identify how it should be improved. Once we have gathered this data we will make the edits and focus on launching a Beta in 3Q 2023 via a Launch Party. We will simultaneously be focused on completing our second round of funding.

**Disclosure: these are the current plans developed by our Board and are subject to change.

## Future Roadmap

Our focus for the rest of 2022 is completing legal formation of our team and business, completing our friends & family round and achieving our six-figure revenue milestone.


1
Q1 2023
Launch our MVP
We will be able to achieve this goal because we will be starting with an application that performs ~50% of our desired functionality.
2
Q2 2023
Test & Make Adjustments
After 90 days of data we will have the information to make the necessary adjustments to focus on the beta. We will also market data to adjust our user acquisition models.
3
Q3 2023
Beta Launch & Fundraising
We will schedule a launch party in conjunction with additional rounds of funding. This period will 100% be focused on scaling & mastering our customer acquisition channels.
4
Q4 2023
🚀 Growth Mode
Our target is to be at a minimum of 2,000 users = $20,000 of MRR. We will also be preparing our 2024 plans to reach the trajectory of 10,000 users = $100,000 of MRR by the end of 2024.

Forward looking projections cannot be guaranteed.

Thank you for your time & consideration. You are the best part of the Tech & Flow family. Remember to scan the QR code below and like, subscribe & follow.


Thank You!
PHONE
(727) 488-3629
EMAIL
admin@techflowventures.com
ADDRESS
260 1st Ave S., Suite# 200, Box# 14 St. Petersburg, FL 33701
WEBSITE
techflowventures.com

For those that have an interest in seeing what our educational experience is like you can click the image below to be directed to the sample course.

# Financial Academy Sample Course


Pitch Deck By
Tech & Flow Ventures, Inc.
Strictly Confidential. For Recipient Only


90-Day Financial Transformation Pack:
Budgeting

**Budget Reporting to your Shareholders**

A sample course has been included. Click the button below to gain access.

CLICK HERE